 Sapiens International Corporation to Present at the

William Blair’s 34th Annual Growth Stock Conference in Chicago

Provider of Innovative Insurance Software Solutions Scheduled to Present

on Wednesday, June 11, 2014 - 08:00 AM

Holon, Israel, May 27, 2014 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry with an emerging focus on the broader financial services sector, announced today that Roni Al-Dor, chief executive officer, and Roni Giladi, chief financial officer, will present at the William Blair & Company’s 34th Annual Growth Stock Conference at 8:00 a.m. PT, on June 11, 2014. The conference will be held June 10-12, at the Four Seasons Hotel, 120 East Delaware Place, Chicago, Illinois. Sapiens management will be available for one-on-one meetings. Please contact your William Blair representative to schedule a meeting.

About William Blair & Company’s 34th Annual Growth Stock Conference

The 34th Annual Growth Stock Conference features presentations from the management teams of nearly 220 companies spanning the market-cap spectrum and from six sector groups: consumer; financial services and technology; global industrial infrastructure; global services; healthcare; and technology, media, and communications. About 70% of the primary presenters come from the highest ranks of management (chairman, chief executive officer, president, or chief operating officer)—a long-standing hallmark of conference. Clients are offered a number of opportunities to interact with management representatives of the presenting companies, including one-on-one meetings and our entertainment events

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:
Yaffa Cohen-Ifrah

VP Corporate Marketing & Communications

Sapiens International

Office: +972-3-790 2026

e-Mail: yaffa.cohen-ifrah@sapiens.com